M Power Entertainment
                       2602 Yorktown Place
                        Houston, TX 77056


June 29, 2006



United States Securities and Exchange Commission
Attn: Joe Foti, Senior Assistant Chief Accountant
Division of Corporation Finance
Washington, D.C. 20549

Re:     M Power Entertainment, Inc.
        Registration Statement on Form SB-2
        Filed May 19, 2006
        File No. 333-134310

Dear Mr. Foti,

We have reviewed your comment letter dated June 27, 2006 and ask that you see our responses included herewith.

Financial Statements
---------------------
Note 7 - Gain on Extinguishment of Debt, page F-16
--------------------------------------------------

1. SEC Comment: Please refer to the debt that you have written-off due to unenforceability. Revise Note 7 to clarify whether legal counsel advised you that a statute of limitations effectively bars filing of a suit and that you are not legally liable to pay the debts written off. Similarly, revise MD&A.

     M Power response:

     The following wording has been added to Note 7 as well as MD&A on amended Form SB-2 filed concurrently with this response

     M Power's legal counsel has advised us that claims against us that are in excess of four (4) years old are probably unenforceable under Texas law. M Power's experience in this regard has confirmed our legal counsel's opinion.

Note 4 - Subsequent Events, page F-4
-------------------------------------
Note 9 - Subsequent Events, page F-17
-------------------------------------

2. SEC Comment: Reference is made to the April 18, 2006 financing arrangement for up to $2,000,000 with private investors and warrants to purchase 6,000,000 shares at $0.10. From your disclosure regarding the financing agreement, we noted there is an embedded beneficial conversion feature, as the financing allows for conversion at a discount of 50%(and 60% in the event that the Registration Statement becomes effective within 120 days form the close of financing) of the average weighted price during specified time periods. In this regard, please revise your filing (i.e., Notes 4 and 9, MD&A and other sections of the filing, where appropriate) to provide complete and clear disclosures of the accounting treatment and related impact on your financial statements resulting from the issuance of the convertible debt and related warrants. Also, supplementally tell us how you applied APBO 14 and EITF No. 00-27. We may have further comments.

      M Power response:

      M Power has made a determination that the financing arrangement entered into on April 18, 2006 and the related warrants for the purchase of 6,000,000 shares includes a conversion option which, under FAS 133 is an embedded derivative for M Power. M Power has made arrangements to have this embedded derivative valued by an independent appraiser for purposes of determining the fair value of the entire instrument and any gain or loss to be recognized in earnings pursuant to paragraph 16 of FAS 133. Such valuation is in process and will be used to present the convertible debt and any related derivative liability at fair value in the financial statements expected to be included in the Form 10QSB for the quarter ending June 30, 2006.

      The above disclosures have been included in the amended Form SB-2 filed concurrently with this response.

Additionally,

..     M Power acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing;
..     M Power acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
..     M Power acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

M Power Entertainment, Inc.

Sincerely,


/s/ G. F. Kimmons
--------------------
G. F. Kimmons President